FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 26, 2025, announcing that Gilat Receives an Additional $25 Million Agreement to Advance Digital Inclusion in Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 26, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Receives an Additional $25 Million Agreement to
Advance Digital Inclusion in Peru

Additional digital inclusion project in the Cusco region to deliver connectivity to public institutions, expanding access to essential services

Petah Tikva, Israel, August 26, 2025 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its Peruvian subsidiary, Gilat Perú, has signed an additional $25 million agreement with Pronatel (Programa Nacional de Telecomunicaciones), Peru’s national telecommunications program. This award is for the modernization of the Regional Broadband network in the Cusco region. The migration is planned over the next 12 months, with services to be delivered for a period of five years.

The upgraded network will provide high-speed internet of 200 Mbps to nearly 208 public institutions, including schools, health centers, and police stations, and 69 public free WiFi Hotspots. This digital inclusion initiative will improve access to education, healthcare, and public safety services, while laying the groundwork for future bandwidth growth in rural areas that need it most.

This new project builds on Gilat’s ongoing partnership with the Peruvian State and underscores the company’s commitment to bringing advanced connectivity to even the most remote and hard-to-reach regions.

“Our decades of experience delivering large-scale connectivity initiatives across Peru positions us to complete this migration quickly and effectively,” said Arieh Rohrstock, Corporate Senior Vice President and President, Gilat Peru. “In partnership with Pronatel, we are expanding digital inclusion by bringing the high-speed infrastructure required to strengthen critical public services in Peru’s most remote communities.”

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries—Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu—we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a cloud-based platform and modems; high-performance satellite terminals; advanced Satellite On-the-Move (SOTM) antennas and ESAs; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, broadband access, cellular backhaul, enterprise, aerospace, broadcast, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the hostilities between Israel and Hamas. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Hagay Katz, Chief Product and Marketing Officer
hagayk@gilat.com

Alliance Advisors:
GilatIR@allianceadvisors.com
Phone: +1 212 838 3777